

VENUE BUSINESS PLAN
2016

Liam Hayden
Founder | CEO
Instaparty LLC.
1401 Hudson Street
STE #1105
Hoboken, NJ 07030
Tel: (646) 287-9659
Email: liam@venueapp.io

CONFIDENTIAL

Table of Contents

I. Executive Summary

Venue is a application-based communication platform that revolutionizes the efficiency in which individuals manage their nightlife social experience.

Business Overview

- Venue is a mobile-based party planning application for the nightlife industry.
- Venue connects users and venue owners in minutes to plan small gatherings to corporate parties.
- Venue is a B2C direct sales conduit for the nightlife industry in major metro markets.
- Venue provides an HR efficiency measuring tool for bar and restaurant owners, by providing them real-time data to party requests and their conversion rates.

Success Factors

Venue is uniquely qualified to succeed due to the following reasons:

- Products and/or Services: Our Products and/or Services are superior to our competitors because of the streamlined manner in which we connect users to the venue of their choosing.

- Human Resources: Our management team has unique experience in the industry including our Founder/CEO, Liam Hayden. Liam has over 18 years of industry experience, with 14 of those years as equity partner in NYC venues.

- We've developed a prototype and tested it's use among our target audience. We also used this prototype to lean out our wireframe for the real product build. *Pre-product validation through focus groups was key to moving forward with the idea.

- Location: Our location allows us to better serve customers because we have an intimate knowledge of the ever-changing needs and wants of the urban consumer (relative to the nightlife industry. We live and work right along side of our target demo. In addition, our CEO, Liam Hayden, has connections to the venues in our launch markets (Hoboken & New York City).

- Operational Systems: We are in the process of developing systems that enable us to provide high quality products/services. These systems include: Venue User App (public), Venue App (venues), and Venue Admin App (data from the Venues). Unique platforms that provide the user and venue end-to-end booking, payment, and tracking of any sized event.

- Intellectual Property (IP): Our IP includes filing of the Venue app concept, name, and logo to the Federal Trademark & Patent Office. This was filed in November 2016 and is currently pending.

- Customers: We are already serving key customers which our competitors are not. These customers include the large market segment outside of the club scene. This area is a saturated area, with unproven business models. Our tech savvy target demographic (Gen Y'ers and X'ers) are utilizing technology in all aspects of their life. The urgency of service is paramount to their behavior, and the Instaparty app delivers on that urgency by connecting and confirming their events (4 ppl to 100) in a matter of minutes, rather than hours or days.

- Marketing: We have unique marketing skill sets that enable us to attract new customers at a low cost. These skill sets include a keen knowledge of social media. From geo and demo targeting specific market segments to tracking our ROI on an ad campaign. Presence on multiple platforms (FB, Twitter, Instagram) and a blog (instapartyblog.com)

- Successes achieved to date: We have already accomplished the following which positions us for future success:

    (1) Validated the business use case through focus groups and research.

    (2) Created a prototype to enhance the user experience of both user (public) and venue owner/manager.

    (3) Work-in-progress on the front-end coding on both the (1) venue admin app and (2) user app.

(4) Created and consulted with our reputable Board of Advisors for strategy on a variety of topics: launch, growth strategy, technology, financing, 6 month to 5 year planning, and general feedback on a variety of topics that challenge a tech start-up.

(4) Venue owners interested in Venue platform in both the Hoboken & NYC market, as early adopters of the product prior to launch.

II. Company Overview

Below is a snapshot of [Company Name] since its inception:

- Date of formation: Instaparty LLC (September 2013)

- Legal structure: Delaware Based LLC

- Office location(s):

    o Mailing: 1401 Hudson St; #1105 Hoboken, NJ 07030 (Legal Address)

    o Corporate Office: 1401 Hudson St; #1105 Hoboken, NJ 07030 (Jan '17)

- Business stage: Pre-product stage. Product use case researched, prototype developed, redesign of ethetic, and iOS apps front end coding started (Venue Admin App & Venue User App).

- Key customer contracts were secured (names/dates): Numerous venues in NYC "hand shaked" that they would be on the platform. User acquisition pre-build is always promising.

III. Industry Analysis

Market Overview

The market in which Venue is operating can be characterized by the following:

- INDUSTRY MARKETING RESEARCH SOURCES:
    - Bar & Nightclub Industry in US: Market Research Report (Sept 2014):
        - http://www.ibisworld.com/industry/default.aspx?indid=1685
    - Nightlife Association.org:
        - http://www.nciaa.com/content.aspx?page_id=22&club_id=160641&module_id=29898

- Industry Sales ($): $24bn (2013).

- US Industry Specs: 69,391 active on-premise licenses in US. Employs 372,000 ($4.1 bn in annual payroll). Personal income and entertainment drive demand. Profitability of individual companies depends on the ability to drive traffic and develop loyal clientele.

- Other Key Statistics:

    - High product turn-around, but low profit margins, makes it susceptible to any adcere changes in demand.

    - Key States: Wisconsin (4489), California (4489), Texas (4388), New York (4283), Illinois (3634), Pennsylvania (3572), Florida (3191), and Ohio (3201). Other significant states: Michigan, NJ, Louisiana, Indiana, Iow, Minnesota, and Washinton

    - Highly fragmented industry (50 largest companies own only 5% of sales). Taverns are the largest sector (19,660) = 32% of the US market. Bars and lounges = 19.8%. Lounges = 11.5%. Nightclubs = 8.6%.

    - A full food menu is offered by 68% of surveyed venues. Gaming (pool tables, video games, and jukeboxes available at 42% of venues surveyed. Outdoor spaces (rooftops & patios) increased 63% from 2012, with 73% surveyed with some sort of outdoor space _____

- Market trend 1 (e.g., growth/decline): Annual Growith (2009-2014): 1.4%

    o Rebounded from recession decline of 10% in 2009. NOT recession proof, as some people allude to.

- Market trend 2 (e.g., changing customer needs): Patrons are utilizing technology to enhance their experience. Loyalty programs important. electronic menus (25% of people ordered from an electronic menu – trending upwards for future). 80% expect to see drink prices on the menus.

    o Craft beer and spirits continue to gain share, up about 2% in Q3-14.

    o Clubs & Lounges (study by Optimize Atlanta): Overall bottle price $239. Overall drink price is $10.50. 67% consume two or more drinks, beers. Consumer spends $55 on average.

- Market trend 3

Relevant Market Size

Our relevant market size is calculated as follows:

1. Number of customers who might be interested in purchasing our products and/or services each year? 135,000 potential active users in Hoboken & NYC Markets.

    o Calculated from the 4.5MM Millennial demographic segment that reside in NYC and Hoboken markets.

    o *I took a conservative 3% of that potential demographic, as they are the core user of the product.*

2. Amount these customers might be willing to spend, on an annual basis, on our products and/or services? $320

- Conservative calculation of: 2 events/quarter/$40 per person

IV. Customer Analysis

Below is a description of who our target customers are, and their core needs.

Target Customers

Below is a profile of our target customers:

- Age: 22-34

- Income: $40K - $200K

- Gender: 40% Male & 60% Female

- Location: Hoboken, NJ & New York City

- Marital status: Focus is on Single. Potential in: Engaged & Recently Married

- Family size: 0 (no children)

- Occupation: Young professionals. Industry trending towards Finance, Media, and Advertising.

- Language: English and Spanish

- Education: Bachelors and Graduate School

- Values/Beliefs: Organized, social, friends oriented, career driven,

- Activities & Interests: Exercise, attend social & entertainment events, cost conscious, tech savvy, and empowered.

- Misc: STUDY from University of Michigan economics and public policy professor Bob Schoeni says, "Millennials (Gen Y'ers) are 75 million strong and they have disposable income because of their parents' support. Growing up with computers means this generation is especially responsive to Internet campaigns. They process information quickly and are especially brand loyal. Gen Y'ers like innovative marketing approaches and advertising that uses humor or is "outside the box."

Customer Needs

Below is a profile of the needs that our target customers have:

- **Speed**: Urgency and timely action is paramount with not only our target demo, but with major metro market dwellers in general. VENUE's immediate response to party requests, is a primary value of the product. The urgency in which requests can be submitted, accepted, and paid for is a key component for both user and venue owner.

- **Quality**: Their tech savvy nature and use of social media, gives them a specific edge in finding quality of product/service, as well as price. Their ability to extract data from the internet, digest, and make an informed decision makes them the most educated and well informed consumer EVER.

- **Location**: The specific segment inside the Millennial demographic we're targeting are young professionals with either a bachelor or graduate degree. 70%+ of this specific segment migrate to major markets for employment and live (in or closely around). Launching in Hoboken and NYC. 1-2 year plan is deep market penetration into 3 other major markets: Boston, Philadelphia, Austin, Chicago, Atlanta, LA, Phoenix, Minneapolis, and large college towns have the highest possibility of being VENUE markets.

- **Price**: We have two customer segments: The user and the venue owner.

  - **User (public)**: Cost conscious. Savvy in finding value. Ability to balance quality and cost due to their keen research ability. Early product adoption and reject due to peer's opinions and/or reviews. Prone to pay for reliability and quicker service (w/ fee) vs budget conscious "older" generations.

- o **Venue Owners**: Venue owners consider time and space their inventory. Through our unique booking system and DEALS, we can help them maximize the sale of that inventory.

V. Competitive Analysis

Direct Competitors

The following companies are our direct competitors.

- **Direct Competitor #1: Tablelist**

  - Products/services offered: Pre-packaged bottle service packages at clubs and lounges.

  - Price points: bottle service in NYC and Boston varies from $200-$500/bottle

  - Location(s): Boston and NYC

  - Customer segments/geographies served: Gen Y'ers (higher income segment of demo)

  - Competitor's key strengths: Unique niche, first to market, funding, executive team has nightlife industry experience (event management & PR). Young – can identify with their target demo (cause they are them).

  - Competitor's key weaknesses: Experience, senior leadership in question to scale company.

VI. Management Team

Our management team has the experience and expertise to successfully execute on our business plan.

Management Team Members

- **Name: Liam Hayden**

  - Title: Founder/CEO

  - Key Functional Areas Covered: Sales, Operations, Business Development, and Overall Strategy

  - Past positions, successes and/or unique qualities: Thomson Financial, Time Warner, and Entrepreneur in the Food/Bev Industry (equity partner since 2002).

  - Educational background: Marist College; Bachelor of Science, Marketing

- **Name: Seth Tipton**

  - Title: General Counsel

  - Key Functional Areas Covered: Compliance, Operating Agreements, advisory

  - Past positions, successes and/or unique qualities: Early stage to M&A space.

  - Educational background: Rutgers Law School

- **Name: Brian Fallon**

  - Title: Advisor – Product Development

  - Key Functional Areas Covered: iOS Development and Technical Advisor

  - Past positions, successes and/or unique qualities: Developed over 70 iOS products.

Management Team Gaps

- **Title/Role: UX Designer**

- Key Functional Areas Covered: Product Development and Management, Product Innovation, and Overall Technical Management.

- Qualities of the individual who will be sought to fill this role: Possess an extensive practical background in UI creation, UX and usability as well as product and business strategy. Past experiences leading Product, Business Development, and User Experience organizations. Managerial skills.

- As of 12/22/16, we currently have two bids out for position.

- **Title/Role: Social Media Consultant & Freelance Writer**

- Key Functional Areas Covered: Strategy, Implementation, and Reporting to Sales

- Qualities of the individual who will be sought to fill this role: The Social Media Manager will implement the company's Social Media marketing. Administration includes content strategy, develop brand awareness, generate inbound traffic and cultivate leads and sales. Highly motivated individual with experience and a passion for designing and implementing the Company's content strategy, creating relevant content, blogging, community participation and leadership.

- Attempting to have under one role, but could possibly need two separate positions, based on skill set and strategy.

Advisory Board Members

- **Name: Dennis Roche | Founder @ Burbio**

  - Past positions, successes and/or unique qualities: Dennis Roche is a 20 year veteran of new media start ups in the youth media, digital out of home, nightlife, fitness and sports industries. Roche is a 1987 graduate of Georgetown and a 1991 graduate of the JL Kellogg School of Management. He lives in Pelham, NY, with his wife and four boys.

- **Name: John DelMauro | SVP of Conferences & Events @ SourceMedia**

  - Past positions, successes and/or unique qualities: John DelMauro has more than 12 years of sales and management experience in the financial B2B media industry. John is currently responsible for the conferences and events business at SourceMedia which produces more than 60 events annually across the financial services industry. John's prior role at SourceMedia was as Group Publisher of the Banking and Payments group.

- **Name: Terry Solomone | Founding Partner @ Music Mastermind Inc**

  - Past positions, successes and/or unique qualities: Over his 20 year career on Wall Street, Terry Solomone has managed businesses for broker-dealer firms in New York, Mexico City, Sao Paulo and London. In his most recent position as Vice President of Tradition Asiel's Emerging Market Desk, he successfully co-developed and deployed a hybrid electronic trading platform which facilitates the trading of debt products between the world's largest banking institutions. Terry

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went on to become a founding partner of Music Mastermind Inc, where he was instrumental in helping develop the ideas and technology that would power the music app Zya, which launched globally in December of 2013 via mobile games publisher Chillingo, a division of Electronic Arts Inc. (NASDAQ: EA).

- **Name: Gary Godshaw | Managing Director @ Goldman Sachs**

  - Past positions, successes and/or unique qualities: Gary Godshaw joined Goldman Sachs in 2002 in the Capital Markets Financial Institutions Group. In 2003 he moved to the Credit Derivatives sales team focusing on bank and hedge fund clients. Gary has been a senior relationship manager in both Structured Products and Leveraged Finance specializing in structured credit, correlation, and distressed products. Gary was named Managing Director in 2011 and graduated magna cum laude, Phi Beta Kappa from St Lawrence University with a bachelor's degree in Economics.

Revenue Model

VENUE generates revenues via the following:

- Revenue Share (8.725%) of events' gross amount (excluding tax & gratuity)

- Advertising Component: In our DEALS platform. $30/DEAL/Day/Location

- *Payment Processing: In later stages, when we scale over certain gross sales thresholds, we can renegotiate our processing fees.